OmniLit Acquisition Corp.
1111 Lincoln Road, Suite 500
Miami Beach, FL 33139

(786) 750-2820

Date: November 15, 2022

VIA EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Melanie Singh
Maryse Mills-Apenteng

Re:	OmniLit Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 9, 2022
File No. 001-41034

Ladies & Gentlemen:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing of OmniLit Acquisition Corp. (the “OmniLit”) set forth in your letter, November 15, 2022.

In order to facilitate your review of our response, we have restated the Staff’s comments in this letter. For your convenience, we have also set forth our response to the Staff’s comment immediately below the corresponding comment.

Preliminary Proxy Statement on Schedule 14A submitted November 9, 2022

Staff Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: OmniLit acknowledges the Staff comments and hereby represent to the staff that OmniLit’s sponsor is not a non-U.S. person, is not controlled by a non-U.S. person, and does not have substantial ties with a non-U.S. person. Furthermore, we are of the view that insofar as OmniLit’s sponsor is not a non-U.S. person, is not controlled by a non-U.S. person, and does not have substantial ties with a non-U.S. person, the risks referred to in the staff’s comment do not represent material risks to the registrant or its shareholders, and as a result no additional risk disclosure needs to be added to the definitive proxy materials.

We hope that the foregoing has been responsive to the Staff’s comments. OmniLit needs to proceed with the filing and mailing of definitive proxy materials as soon as possible. We would greatly appreciate anything you can do to expedite your review. If you have any questions regarding this matter, please do not hesitate to contact Christopher J. Capuzzi at Ropes & Gray LLP at (212) 596 9575.

Sincerely.

/s/ Al Kapoor
Name:	Al Kapoor
Title:	Chief Executive Officer